Exhibit 3.193

State of Delaware Secretary of State Division of Corporations Delivered 12:54 PM 01/15/2015 FILED 12:46 PM 01/15/2015 SRV 150055754 – 5675250 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Tennessee CNU, LLC

Second: The address of its registered office in the State of Delaware is 1675 S. State St Suite B in the City of Dover. Zip code 19901. The name of its Registered agent at such address is Capitol Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 15 day of January, 2015.

By:	/s/ Lisa Young

Authorized Person (s)

Name:	Lisa Young